UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report Pursuant to
Section 13 Or 15(d) of the Securities Exchange Act of 1934

September 17, 2008
Date of Report (Date of earliest event reported)

Commission File Number 1-6560

THE FAIRCHILD CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware
(State of incorporation or organization)

34-0728587
(I.R.S. Employer Identification No.)

1750 Tysons Boulevard, Suite 1400, McLean, VA 22102
(Address of principal executive offices)

(703) 478-5800
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

FORWARD-LOOKING STATEMENTS:

Certain statements in this filing contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operation and business. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as ''anticipate,'' ''believe,'' ''could,'' ''estimate,'' ''expect,'' ''intend,'' ''may,'' ''plan,'' ''predict,'' ''project,'' ''will'' and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries, backlog and other trend estimates that may cause our actual future activities and results of operations to be materially different from those suggested or described in this financial discussion and analysis by management. These risks include: our ability to finance and successfully operate our retail businesses; our ability to accurately predict demand for our products; our ability to receive timely deliveries from vendors; our ability to raise cash to meet seasonal demands; our dependence on the retail and aerospace industries; our ability to maintain customer satisfaction and deliver products of quality; our ability to properly assess our competition; our ability to improve our operations to profitability status; our ability to liquidate non-core assets to meet cash needs; our ability to attract and retain highly qualified executive management; our ability to achieve and execute internal business plans; weather conditions in Europe during peak business season and on weekends; labor disputes; competition; foreign currency fluctuations; worldwide political instability and economic growth; military conflicts, including terrorist activities; infectious diseases; new legislation which may cause us to be required to fund our pension plan earlier than we had expected; and the impact of any economic downturns and inflation.

If one or more of these and other risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this filing, even if new information, future events or other circumstances have made them incorrect or misleading.

ITEM 8.01 OTHER EVENTS.

On September 17, 2008, the Company received a copy of the fully-executed Stockholders' Agreement, which is filed as an Exhibit hereto, between Jeffrey Steiner and certain of his family and affiliates, and Phoenix FA Holdings LLC and certain of its affiliates. The Company announced on September 10, 2008, that the parties had reached agreement on all material terms of a Stockholders' Agreement.

Phoenix, which in December 2007 completed a purchase of 4,701,080 shares of Class A Common Stock of the Company pursuant to a tender offer, owns a total of 6,959,288 shares of Fairchild Class A Common Stock. The Steiner Family owns 3,973,960 shares of Class A Common Stock and 2,593,996 shares of Class B Common Stock, which has 10:1 voting rights compared to the Class A Common Stock.

The Agreement commits Phoenix and the Steiner Family to vote for each other's representatives to the Company's Board of Directors, and to vote their shares together on any proposal submitted to the Company's shareholders. It also contains mutual rights and options with respect to the shares of the other, and provides the Steiner Family with a one-year option to purchase up to 20% of all Company shares owned by Phoenix. The strike price for the option is equal to Phoenix' purchase cost, including expenses, plus interest at the prime rate.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

The following are filed as exhibits to this report:

(d) Exhibits

99.1   Press Release, dated September 10, 2008, issued by the Company

99.2   Stockholders' Agreement Relating to Class A Common Stock and Class B Common Stock of The Fairchild Corporation, dated as of September 5, 2008

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SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 18, 2008

THE FAIRCHILD CORPORATION

By: /s/DONALD E. MILLER
Name: Donald E. Miller
Title: Executive Vice President,
Corporate Secretary and General Counsel